中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)232(JL)

File No.82-34675

3 December 2007

BY COURIER

Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028590

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 30 November 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

SCD018(2006.01 1,000)YKE

Monthly Return On Movement of Listed Equity Securities (Form I)

For the month ended : 30/11/2007

Company Code/Name LM02388 BOC Hong Kong (Holdings) Limited
Representative Code/Name
Contact Person Jason C.W. Yeung
Contact No. 2846 2700 Submit Date 03/12/2007

A. Information on Types of Listed Equity Securities
(please tick wherever applicable, more than one is acceptable)

X	Ordinary shares	Preference shares
	Equity Warrants	Other Classes of Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 2388 Description :

	No. of Ordinary Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code: Description :

	No. of Preference Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code: Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	(2)	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) During the month				
Balance at close of the month	10,572,780,266			

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom
						X Ordinary (1) Ordinary (2) Preference Other Class

Total Excercised Money During the Month HKD

Equity Warrants

Description of Warrants	Currency of Nominal Value	Nominal Value During the Month	Exercised During the Month	Nominal Value At Close of the Month	No. Of New Shares Arising Therefrom
(Date of Expiry -dd/mm/yyyy) 1 Stock Code Subscription Price HKD	HKD				X Ordinary (1) Ordinary (2) Preference Other Class
2 Stock Code Subscription Price HKD	HKD				X Ordinary (1) Ordinary (2) Preference Other Class
3 Stock Code Subscription Price HKD	HKD				X Ordinary (1) Ordinary (2) Preference Other Class
4 Stock Code Subscription Price HKD	HKD				X Ordinary (1) Ordinary (2) Preference Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount During the Month	Converted During the Month	Amount At Close of the Month	No. Of New Shares Arising Therefrom
1 Stock Code Subscription Price HKD	HKD				X Ordinary (1) Ordinary (2) Preference Other Class
2 Stock Code Subscription Price HKD	HKD				X Ordinary (1) Ordinary (2) Preference Other Class
3					

HKD

Stock Code
Subscription Price HKD

X Ordinary (1)
Ordinary (2)
Preference
Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1	At Price: HKD	Issue and allotment Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
2	At Price: HKD	Issue and allotment Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
3	At Price: HKD	Issue and allotment Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
4	At Price: HKD	Issue and allotment Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
5 Bonus Issue		Issue and allotment Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
6 Repurchase of share		Cancellation Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
7 Redemption of share		Redemption Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class
8 Other (Please specify)	At Price : HKD	Issue and allotment Date: (dd/mm/yyyy)	X Ordinary (1) Ordinary (2) Preference Other Class

Remarks :

Authorised Signatory
Name : Jason C.W. Yeung
Title : Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

END